UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CLOUDFLARE, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

18915M 107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18915M 107	Page 2

1	NAME OF REPORTING PERSON: Michelle Zatlyn I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,000,000(1)(2)
	6	SHARED VOTING POWER 9,110,274(2)(3)
	7	SOLE DISPOSITIVE POWER 4,000,000(1)(2)
	8	SHARED DISPOSITIVE POWER 9,110,274(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,110,274(1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.3%(2)(4)(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Consists of 4,000,000 shares of Class B common stock subject to options exercisable within 60 days of December 31, 2020. Of the reported shares, 2,750,000 are subject to the Issuer’s repurchase right as of December 31, 2020.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.
(3)

Consists of (i) 6,968,370 shares of Class B common stock held of record by The Sutherland/Zatlyn Revocable Trust dated November 17, 2016 for which Michelle Zatlyn (the “Reporting Person”) serves as co-trustee; (ii) 1,166,887 shares of Class B common stock held of record by The Sutherland/Zatlyn Irrevocable Remainder Trust dated December 15, 2017, for which the Reporting Person serves as co-trustee; (iii) 680,742 shares of Class B common stock held of record by The Sutherland/Zatlyn 2019 Annuity Trust dated February 28, 2019, for which the Reporting Person serves as co-trustee and (iv) 294,275 shares of Class B common stock held of record by SZ 2020 Irrevocable Trust dated November 25, 2020, for which the Reporting Person serves as an investment advisor.

(4)

Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 233,914,041 shares of Class A common stock outstanding as of November 3, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 10, 2020 (the “Form 10-Q”) and (ii) 13,011,274 shares of Class B common stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B common stock beneficially owned by the Reporting Person as set forth in clause “(a)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

(5)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. There were 73,386,945 shares of Class B common stock outstanding as of November 3, 2020, as reported in the Form 10-Q, including the 9,110,274 shares of Class B common stock beneficially owned by the Reporting Person as set forth in footnote “(3)” above. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

Item 1

(a)	Name of Issuer:

Cloudflare, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

101 Townsend Street

San Francisco, California 94107

Item 2

(a)	Names of Person Filing:

Michelle Zatlyn

(b)	Address or principal business office or, if none, residence:

The address for the principal business office of Ms. Zatlyn is:

c/o Cloudflare, Inc.

101 Townsend Street

San Francisco, California 94107

(c)	Citizenship:

Canada

(d)	Title and Class of Securities:

Class A common stock, par value $0.001 per share.

(e)	CUSIP No.:

18915M 107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned: 13,110,274

(b)	Percent of class: 5.3

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote: 4,000,000(1)(2)

(ii)	Shared power to direct the vote: 9,110,274 (2)(3)

(iii)	Sole power to dispose or to direct the disposition of: 4,000,000 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of: 9,110,274 (2)(3)

(1)

Consists of 4,000,000 shares of Class B common stock subject to options exercisable within 60 days of December 31, 2020. Of the reported shares, 2,750,000 are subject to the Issuer’s repurchase right as of December 31, 2020.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.
(3)

Consists of (i) 6,968,370 shares of Class B common stock held of record by The Sutherland/Zatlyn Revocable Trust dated November 17, 2016 for which the Reporting Person serves as co-trustee; (ii) 1,166,887 shares of Class B common stock held of record by The Sutherland/Zatlyn Irrevocable Remainder Trust dated December 15, 2017, for which the Reporting Person serves as co-trustee; (iii) 680,742 shares of Class B common stock held of record by The Sutherland/Zatlyn 2019 Annuity Trust dated February 28, 2019, for which the Reporting Person serves as co-trustee and (iv) 294,275 shares of Class B common stock held of record by SZ 2020 Irrevocable Trust dated November 25, 2020, for which the Reporting Person serves as an investment advisor.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

/s/ Michelle Zatlyn
Michelle Zatlyn